Ms. Jan Woo, Legal Branch Chief

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

August 9, 2023

Re:	RoyaltyTraders LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 7

Filed July 19, 2023

File No. 024-11532

Dear Ms. Woo:

We acknowledge receipt of the comments in the letter dated August 2, 2023 from the staff of the Division of Corporation Finance (the “Staff”) regarding the post-qualification amendment to the offering statement of RoyaltyTraders LLC (the “Company”), which we have set out below, together with our responses.

Plan of Distribution and Selling Securityholders

NFT Perk, page 22

1.	We note your response to prior comment 2, as well as your related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

In regards to prior comment 2, the Company understands that the Staff has neither agrees nor disagreed with the Company’s response.

2.	We note that Section 3(a) of the agreement with OneOf, Inc. contemplates the minting of a set number of NFTs for each asset that can be transferred to users who have chosen to claim a free NFT from the OneOf platform. Please tell us whether NFTs produced in excess of the amounts claimed by investors will remain as property of RoyaltyTraders LLC.

The Company notes that the previous disclosure provides that “unclaimed NFT’s will remain at OneOf in an escrow account tied to the email of the buyer.” The NFTs will never become the property of RoyaltyTraders as a result of not being claimed by users. The Company has amended its disclosure to provide additional language to clarify that aspect of the NFTs.

Use of Proceeds to the Issuer, page 24

3.	Disclosure that assumes the maximum number of shares being offered will be sold is generally not appropriate in the context of a best efforts offering that does not have a minimum component. Please revise your disclosure to include tabular disclosure that assumes the sale of 25%, 50% and 100% of the royalty share units you are offering.

The Company has amended its disclosure to disclose anticipated use of proceeds from the best efforts offering at the 25%, 50%, and 100% funding levels.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Emerging Growth Company, page 60

4.	We note your response to prior comment 6. In light of the fact that you are not an emerging growth company and have no plans to become one, please remove all references to your status as an emerging growth company from the offering statement and briefly summarize your reporting obligations as a Tier 2 Regulation A issuer.

The Company has amended its disclosure to improve the clarity of the language regarding emerging growth companies, and to be consistent with established practice for Regulation A to preserve the ability to make an election in the future regarding emerging growth company status and to inform investors about the nature of that election. See, for example, https://www.sec.gov/Archives/edgar/data/1981516/000149315223023331/partiiandiii.htm, https://www.sec.gov/Archives/edgar/data/1981602/000110465923079019/tm2320311d1_partiiandiii.htm, and https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996-1a_nextthingtech.htm.

Issuances of Equity, page 63

5.	Your revised disclosure in response to prior comment 7 indicates that upon certain company transactions each Simple Agreement for Future Equity (SAFE) holder will receive a cash payment as if the SAFE had converted into Conversion Units. Your disclosure on page F-14 implies that the SAFEs convert into Conversion Units both upon a future equity offering or under certain company transactions. Please revise your disclosures, here or in the financial statement note, for consistency. Also, revise Note 8 to clarify what is meant by “next equity financing” and “company transaction” as per your revised disclosures here.

The Company has amended the language included in the financial statement notes.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RoyaltyTraders LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc:

Sean Peace

Alexander Guiva

Managers

RoyaltyTraders LLC

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